FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	February 22, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Announces Financial Results for Q4 and Year End 2016

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2016. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FULL YEAR 2016 Highlights

•	Produced a record 11.9 million ounces of silver, or 18.7 million silver equivalent ounces.

•	AISC of $10.79 per payable silver ounce, representing a 20% decrease compared to 2015.

•	Record revenues of $278.1 million, representing a 27% increase compared to 2015.

•	Mine operating earnings of $49.2 million, representing a 464% increase compared to 2015.

•	Earnings per share of $0.05 (basic) compared to a loss per share of ($0.84) in 2015.

•	Operating cash flows before working capital and taxes of $107.3 million or $0.67 per share.

•	Ended the year with record cash and cash equivalents of $129.0 million, up from $51.0 million in 2015.

Q4 2016 Highlights

•	Produced 2.8 million ounces of silver, or 4.4 million silver equivalent ounces.

•	All-in Sustaining costs (“AISC”) of $12.90 per payable silver ounce, representing a 14% increase compared to Q4 2015.

•	Revenues totaled $66.2 million, relatively unchanged compared to Q4 2015.

•	Mine operating earnings of $9.9 million, representing a 154% increase compared to Q4 2015.

•	Operating cash flows before working capital and taxes of $23.4 million or $0.14 per share (non-GAAP).

“First Majestic delivered yet another record year of production, realizing the high end of our annual production guidance of 18.7 million silver equivalent ounces while achieving an all-in sustaining cost of $10.79 per ounce that came in well below our cost guidance range of $11.50 to $12.35 per ounce,” said Keith Neumeyer, President and CEO of First Majestic.

“Our operating cash flows were more than sufficient to internally fund our capital expenditures program in addition to strengthening our treasury to $129.0 million at year end, the highest balance in the Company’s history. The cash flows currently being generated are being reinvested in our 2017 budget which is expected to result in production growth in 2018. The key areas of focus in 2017 are the construction of the roasting system at the La Encantada mine and the exploration and development programs at both the La Guitarra mine and the Plomosas project.”

2016 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2016-Q4	2015-Q4	Change Q4 vs Q4	2016	2015	Change '16 vs '15
Operational
Ore Processed / Tonnes Milled	844,155	883,377	(4%)	3,270,162	2,852,655	15%
Silver Ounces Produced	2,819,708	3,055,442	(8%)	11,853,438	11,142,109	6%
Silver Equivalent Ounces Produced	4,380,477	4,820,408	(9%)	18,669,800	16,086,271	16%
Cash Costs per Ounce (1)	$6.49	$6.04	7%	$5.92	$7.87	(25%)
All-in Sustaining Cost per Ounce (1)	$12.90	$11.28	14%	$10.79	$13.43	(20%)
Total Production Cost per Tonne (1)	$42.13	$41.44	2%	$43.22	$43.98	(2%)
Average Realized Silver Price per Ounce (1)	$17.10	$15.21	12%	$17.16	$16.06	7%

Financial (in $millions)
Revenues	$66.2	$66.0	0%	$278.1	$219.4	27%
Mine Operating Earnings (2)	$9.9	$3.9	156%	$49.2	$8.7	464%
Net Earnings (Loss)	$1.8	($103.0)	102%	$8.6	($108.4)	108%
Operating Cash Flows before Working Capital and Taxes (2)	$23.4	$17.5	34%	$107.3	$59.7	80%
Cash and Cash Equivalents	$129.0	$51.0	153%	$129.0	$51.0	153%
Working Capital (1)	$130.6	$15.6	737%	$130.6	$15.6	737%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.01	($0.66)	102%	$0.05	($0.84)	106%
Adjusted EPS (1)	($0.01)	($0.02)	57%	$0.12	($0.11)	212%
Cash Flow per Share (1)	$0.14	$0.11	26%	$0.67	$0.46	44%

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes.  These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FULL YEAR 2016 FINANCIAL RESULTS

Full year revenues achieved a new record of $278.1 million, an increase of $58.7 million or 27% compared to 2015, primarily due to a 16% increase in total production and the increase in silver prices.

The Company realized an average silver price of $17.16 per ounce in 2016, slightly beating the COMEX annual silver price average of $17.10 per ounce and representing a 7% increase compared to 2015.

Annual mine operating earnings totaled $49.2 million, an increase of 464% compared to $8.7 million in 2015. The increase in mine operating earnings was primarily driven by record-breaking production, lower production costs and higher silver prices.

The Company generated net earnings of $8.6 million (earnings per share of $0.05) in 2016 compared to a net loss of $108.4 million (loss per share of $0.84) in 2015. In 2015, the Company recorded an impairment charge of $108.4 million, or $70.2 million net of tax, on certain operations and development projects due to the decline in market consensus on long-term silver price forecasts during 2015 and the consequential impact on the Company's Reserves and Resources. Adjusted EPS normalized for non-cash or unusual items, such as impairment of non-current assets, deferred income tax expense or recovery and share-based payments was $0.12 per share in 2016.

Cash flows before movements in working capital and taxes increased by 80% to $107.3 million ($0.67 per share) compared to the prior year primarily due record production output and higher silver prices. Cash flows were also more than sufficient to fully fund the Company’s capital budget program.

The Company ended 2016 with a record $129.0 million in cash and cash equivalents compared to $51.0 million at the end of 2015. In addition, the Company ended the year with a surplus in working capital of $130.6 million compared to $15.6 million at the end of 2015.

Q4 2016 FINANCIAL RESULTS
Revenues generated in the fourth quarter of 2016 totaled $66.2 million, representing a slight increase compared to $66.0 million in the fourth quarter of 2015.

The Company realized an average silver price of $17.10 per ounce, relatively in line with the COMEX quarterly silver price average of $17.12 per ounce and representing a 12% increase compared with the fourth quarter of 2015.

Mine operating earnings were $9.9 million compared to $3.9 million in the fourth quarter of 2015. The increase was driven by the increase in silver prices, partially offset by a 9% decrease in production.

The Company generated net earnings of $1.8 million (earnings per share of $0.01) compared to a net loss of $103.0 million (loss per share of $0.66) in the fourth quarter of 2015. Adjusted for non-cash or unusual items such as impairment of non-current assets, deferred income tax expense or recovery and share-based payments, the Company reported a loss of $0.01 per share.

Cash flows before movements in working capital and income taxes were $23.4 million ($0.14 per share), compared to $17.5 million ($0.11 per share) in the fourth quarter of 2015.

FULL YEAR 2016 OPERATIONAL RESULTS

Annual Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	988,060	881,075	610,509	337,020	297,802	155,696	3,270,162
Silver Ounces Produced	2,598,537	2,706,516	2,220,874	1,500,951	1,902,963	923,597	11,853,438
Silver Equivalent Ounces Produced	6,185,945	2,713,372	3,388,434	2,649,326	2,209,035	1,523,688	18,669,800
Cash Costs per Ounce	($2.09)	$11.21	$7.58	$5.73	$7.07	$7.23	$5.92
All-in Sustaining Cost per Ounce	$1.75	$12.76	$10.46	$8.62	$9.40	$13.33	$10.79
Total Production Cost per Tonne	$42.00	$33.11	$38.85	$51.67	$58.64	$77.43	$43.22

The Company produced a record 11.9 million ounces of silver in 2016, near the high end of the revised guidance and representing a 6% increase compared to 11.1 million ounces produced in the previous year. The increase was primarily attributed to the addition of the Santa Elena mine for the full year, partially offset by lower production from Del Toro and San Martin, both of which lowered throughput to focus on mining profitable ounces.

Total production in 2016 reached a record of 18.7 million silver equivalent ounces, also near the high end of the 2016 guidance, representing an increase of 16% compared to the previous year. The increase in production was primarily attributed to incremental production from Santa Elena, partially offset by lower by-product production from Del Toro and La Parrilla.

Cash cost per ounce in the year was $5.92, a decrease of 25% or $1.95 per ounce compared to the previous year and within the Company's guidance. The decrease in cash cost per ounce was attributed to ongoing company-wide cost reduction efforts and a focus on producing profitable ounces, a decrease in smelting and refining costs as a result of renegotiated sales agreements that were effective on July 1, 2016, and weakening of the Mexican pesos against the U.S. dollar.

AISC per ounce in 2016 was $10.79, a decrease of 20% or $2.64 per ounce compared to the previous year and is below the revised annual guidance of $11.50 to $12.35 per ounce. The decrease in AISC per ounce was reflective of the Company's ongoing effort to reduce production costs, weakening of the Mexican pesos against the U.S. dollar, as well as the addition of the Santa Elena mine to the Company's portfolio of assets, which became the Company's lowest cost mine.

The Company’s total capital expenditures in 2016 was $65.9 million, an increase of 6% compared to the prior year, primarily consisting of $15.2 million at Santa Elena, $10.0 million at La Encantada, $11.5 million at Del Toro, $11.1 million at La Parrilla, $6.4 million at San Martin and $9.0 million at La Guitarra. The investments consisted of underground development, exploration, construction and expansion projects and acquisitions of new mining equipment.

As previously announced, the Company plans to invest a total of $124.0 million on capital expenditures in 2017 consisting of $46.2 million for sustaining requirements and $77.8 million for expansionary projects. The Company is preparing for future production growth by developing additional mine production levels at each of the Company’s operations, preparing for the upcoming expansion at La Guitarra, completing the roasting circuit and preparing for block caving at La Encantada, in addition to the exploration work at Plomosas which is expected to result in a new Preliminary Economic Assessment in 2018.

Q4 2016 OPERATIONAL RESULTS

Fourth Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	257,771	235,039	153,309	82,767	76,848	38,422	844,155
Silver Ounces Produced	660,207	567,930	497,466	343,894	510,423	239,788	2,819,708
Silver Equivalent Ounces Produced	1,470,612	569,504	699,497	680,802	573,349	386,713	4,380,477
Cash Costs per Ounce	($1.43)	$13.87	$10.22	$2.80	$6.94	$7.74	$6.49
All-in Sustaining Cost per Ounce	$1.64	$16.53	$15.34	$8.43	$10.01	$15.99	$12.90
Total Production Cost per Tonne	$37.57	$32.96	$41.92	$52.45	$56.70	$78.31	$42.13

In the fourth quarter, the Company produced 2.8 million ounces of silver, a decrease of 9% compared to the previous quarter, primarily due to a 9% decrease in average silver grade. Total production reached 4.4 million silver equivalent ounces in the fourth quarter, representing a decrease of 3% compared to the previous quarter. The decrease in silver grades is primarily due to lower grades at Del Toro in the month of October due to limited production at the high grade Dolores mine. As a result, the Company increased production rates at the San Juan mine to offset the decrease. Beginning in November, production at the Dolores mine returned to normal operating levels. Average silver grade at La Encantada also decreased 9% compared to the prior quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars. Grades are expected to improve towards the end of 2017 following the start of block caving production within the San Javier Breccia.

Cash cost per ounce in the quarter was $6.49, an increase of 11% or $0.65 per ounce compared to the previous quarter. The increase in cash cost per ounce was primarily the result of lower silver grades leading to lower silver production and higher mining contractor costs attributed to ore development activities at the Santa Elena mine.

All-in sustaining cost per ounce (“AISC”) in the fourth quarter was $12.90, an increase of 23% or $2.38 per ounce compared to the previous quarter. The increase in AISC was primarily attributed to an increase in sustaining capital expenditures to catch up with program targets in addition to higher cash cost per ounce.

Capital expenditures in the fourth quarter were $25.7 million, an increase of 24% compared to the prior quarter, primarily consisting of $3.2 million at Santa Elena, $5.6 million at La Encantada, $4.0 million at Del Toro, $5.0 million at La Parrilla, $2.2 million at San Martin and $4.3 million at La Guitarra.

In the fourth quarter of 2016, the Company entered into two option agreements to acquire additional mining concessions around the Del Toro and Santa Elena mines. In October 2016, the Company entered into an agreement to acquire an additional 7,205 hectares of mining concessions near Del Toro for the total purchase price of $1.5 million, payable over six equal payments every six months, with $0.3 million having been paid as of December 31, 2016. In addition, the Company entered into an option agreement in December 2016 with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.1 million was due on or before the date of agreement (paid), $0.2 million in December 2017, $0.2 million in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

CONFERENCE CALL

The Company will be holding a conference call and webcast on Wednesday, February 22, 2017 at 10 am PDT (1 pm EDT).
To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791
Participants should dial in 10 minutes prior to the conference.
Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free:	1-800-319-6413
Outside Canada & USA:	1-604-638-9010
Access Code:	1118 followed by the # sign
The replay will be available approximately one hour after the conference and will available for seven days following the conference. The replay will also be available on the Company’s website for one month.
ABOUT THE COMPANY

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 11.1 to 12.4 million ounces of pure silver or 16.6 to 18.5 million ounces of silver equivalents in 2017.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.